CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 9, 2009

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration:  000-29870 CRMXF

 Frankfurt Stock Exchange:  DFL

WKN:  866036

Cream Minerals Announces Significant Upgrade to Inferred Mineral

Resource Estimate at Nuevo Milenio Silver – Gold Project, Mexico

February 9, 2009, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that Cream has filed a revised and updated NI 43-101Report on its flag ship project, the Nuevo Milenio Silver – Gold property, Nayarit State, Mexico detailing a significant high grade Silver - Gold Inferred Mineral Resource.  The Report outlines an Inferred Mineral Resource of 54,647,000 ounces silver equivalent (50:1) contained within 5,087,754 tonnes of mineralized resource material.

The detailed report focuses on the Dos Hornos, Veta Tomas, Once Bocas Areas, three epithermal Silver-Gold veins and stock work systems where the majority of diamond drilling to date has been completed.  Reference is also made to Mineral Target areas which have had insufficient exploration to allow resource estimates.

Upgraded Silver – Gold Inferred Mineral Resources

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

The mineralized zones occur within a 2 km x 3 km area which is part of a 5 km target area in close proximity to easily accessible infrastructure.  The report investigates the Bonanza-Grade Veins (1.20 to 4 m wide) and the wider disseminated deposits (Once Bocas up to 100 metres wide) as well as other targets. Numerous graphs of drill intercepts and bar charts of Gold-Silver ratios and cut-off grades are displayed.

Cream Minerals Ltd. is pleased to present on its website www.creamminerals.com the revised NI 43-101 Report which displays a significant increase in average Silver – Gold grades due to an increase in cut-off grade and a reduction in mining widths, while maintaining the ultimate target sizes.

The report recommends a US $1,021,000 Phase 1 exploration and testing program followed by a US $2,300,000 Phase 2 program consisting of 8,000 m diamond drilling, geophysical surveys and general exploration for the Once Bocus - Cerro Chacuaco Area.

The report entitled “Revised Evaluation Dos Hornos and Veta Tomas Gold-Silver Structures, Nuevo Milenio Project” was written by Ferdinand Holcapek, P.Eng. Geology, Director General, Cream Minerals de Mexico, S.A. de C.V., and dated December 24, 2008.

A Panoramic View of the Nuevo Milenio mineralized structures, which outlines the three main areas of  Mineralization as well as additional defined areas of mineralization extending over a 5 km distance can be seen in the following graphic.

N
LEGEND
Inferred Resources
Target Areas
Prospects
CERRO BARTOLO
Vulcan Media Luna
Domo El Dragon
Opal Mines
Opal Mines
Opal Mines
Pozo Antonio
Dos Hornos – Veta Tomas Inferred Mineral Resource
Veta Lupe
Once Bocas Open Pit Inferred Resources
Chacuaco Target Open Pit
Mina California
Mina Zapote
AREA OF SILICA CAPS & INTENSE ARGILIC ALTERATION
Salmandria
Hg 1300 ppb
Mina Victoria
Mina Julia
Au 0.66 g/t
Astasio 1
Astasio 2
5.00 km
Source: Google Earth vertical distance 3x normal
Mineralized Zone Data F. Holcapek P.Eng. OcT. 20008

# Lote Nuevo Milenio Mineralized Zone

## Inferred Resources, Resource Targets, Prospect

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is primarily a silver-gold exploration company with properties in Mexico and Canada.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. The Nuevo Milenio contains a significant NI 43-101 compliant silver equivalent inferred mineral resource.  To learn more about Cream Minerals or view a recent Resource World article on the Company please click here www.creamminerals.com

Gold Comex Continuous Contract February 6 2009

$USD 911.45

Silver Comex Continuous Contract February 6, 2009

$USD   13.10

Silver Gold Ratio February 3, 2009

69:1

For further information, please contact:

Frank A Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.